

Mail Stop 4720

August 9, 2016

<u>Via E-mail</u>
Norman L. Lowery
Chief Executive Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, IN 47807

      Re: **First Financial Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed March 9, 2016
              File No. 0-16759

Dear Mr. Lowery:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8 – Financial Statements and Supplementary Data

Note 1 – Business and Significant Accounting Policies, page 44

Allowance for Loan Losses, page 46

1.   We note your disclosure that you have three identified portfolio segments, which include commercial loans, residential loans and consumer loans. Your disclosure goes on to state that a characteristic of the commercial loan segment is that the loans are for business purchases. Your disclosure also states that the general component covers non-classified loans as well as non-impaired classified loans and is based on the historical loss experience over the most recent four years, adjusted for current factors. From your disclosure on page 61, it appears the collectively evaluated allowance for commercial loans was $10.3 million, or 51.8% of your total allowance as of December 31, 2015. Your disclosure on page 46 also states that commercial loans are generally well secured which mitigates the risk of loss and

has contributed to the low historical loss rate, but that concentrations in commercial real estate along with the potential impact of rising interest rates to commercial real estate raises the risk of loss on commercial loans, and for these reasons, commercial loans have the highest adjustment to the historical loss rate. Please tell us how many loan pools you use for purposes of determining the general (collectively evaluated) allowance for your commercial loans. As part of your response, please provide insight into how you determined that the loans in each of the pools contained common credit risk characteristics that could be collectively evaluated for impairment.

Note 6 – Acquisitions, Divestitures and FDIC Indemnification Asset, page 59

2. We note your rollforward of the ASC 310-30 loans for the years ended December 31, 2015 and 2014, and the six months ended June 30, 2016 and 2015 in your Form 10-Q for the quarter ended June 30, 2016. Please tell us why you have not recognized any discount accretion for any of these periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services